Exhibit 99.2

To:	All NCI Employees

From:	Paul A. Dillahay, President and CEO

Date:	July 3, 2017

Subject:	NCI to be Acquired by H.I.G. Capital

As announced in this morning’s press release, NCI has signed a definitive agreement to be acquired by H.I.G. Capital, a leading global private equity investment firm. H.I.G. specializes in providing capital to small and medium-sized companies with committed management teams and helping these companies build market-leading positions. Upon completion of the proposed transaction, NCI will become a privately-held company.

I’m excited by the potential of this transaction and prospects for NCI’s future. I believe that with the quality of our team, our focus on customers and operational excellence, and the capital of H.I.G., this partnership will accelerate our growth strategy, enhance our delivery of world-class innovative solutions for our customers and provide increased opportunities for all employees.

This should not impact your day-to-day operations in any way. Should you have any questions, please reach out to your manager or ccommunication@nciinc.com.

I look forward to sharing more with you in the coming weeks.

This email and any attachments are intended solely for the recipient(s) to whom they are addressed and may contain confidential or privileged information. Distribution outside of the addressees is not allowed without prior permission. Contact ccommunication@nciinc.com with any questions.